UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ________)*

Collective Mining Ltd.

(Name of Issuer)

Common Shares without par value

(Title of Class of Securities)

19425C100

(CUSIP Number)

July 19, 2024

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 19425C100

1	Names of Reporting Persons Ari Sussman
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 10,686,933 (1)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 10,686,933 (1)
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 10,686,933
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ Not applicable
11	Percent of Class Represented by Amount in Row (9) 13.7% (2)
12	Type of Reporting Person IN

(1)	Consists of (i) 6,903,600 Common Shares held directly by the Reporting Person, (ii) 283,333 Common Shares issuable upon the exercise of stock options held by the Reporting Person that are exercisable within 60 days of November 15, 2024, and (iii) 3,500,000 Common Shares held by Lion Investments LLC (“Lion Investments”). Mr. Sussman is the sole manager of Lion Investments.
(2)	This calculation assumes that there is a total of 77,885,541 Common Shares outstanding as of November 15, 2024, which is the sum of (i) 77,602,208 Common Shares of the Issuer outstanding as of November 15, 2024, and (ii) 283,333 Common Shares issuable upon the exercise of stock options held by the Reporting Person that are exercisable within 60 days of November 15, 2024.

CUSIP No. 19425C100

Item 1(a).	Name of Issuer:

Collective Mining Ltd. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

82 Richmond Street East, 4th Floor

Toronto, Ontario, Canada M5C 1P1

Item 2(a).	Name of Person Filing:

This Statement is filed on behalf of Ari Sussman (the “Reporting Person”).

Item 2(b).	Address of Principal Business Office, or if None, Residence:

82 Richmond Street East, 4th Floor

Toronto, Ontario, Canada M5C 1P1

Item 2(c).	Citizenship:

Canada

Item 2(d).	Title of Class of Securities:

Common Shares without par value (the “Common Shares”)

Item 2(e).	CUSIP Number:

19425C100

Item 3.	If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a(n):

Not applicable

Item 4.	Ownership.

The ownership information below represents beneficial ownership of Common Shares of the Issuer as of November 15, 2024, and assumes that there is a total of 77,885,541 Common Shares outstanding as of November 15, 2024, which is the sum of (i) 77,602,208 Common Shares of the Issuer outstanding as of November 15, 2024, and (ii) 283,333 Common Shares issuable upon the exercise of stock options held by the Reporting Person that are exercisable within 60 days of November 15. The reporting obligation of the Reporting Person was triggered by that certain Form 40-F, as amended, which was declared effective by the Securities and Exchange Commission on July 19, 2024.

(a)	Amount Beneficially Owned:

10,686,933 Common Shares which consists of (i) 6,903,600 Common Shares held directly by the Reporting Person, (ii) 283,333 Common Shares issuable upon the exercise of stock options held by the Reporting Person that are exercisable within 60 days of November 15, 2024, and (iii) 3,500,000 Common Shares held by Lion Investments. Mr. Sussman is the sole manager of Lion Investments.

(b)	Percent of Class:

13.7%.

(c)	Number of Common Shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

10,686,933 Common Shares.

(ii)	Shared power to vote or direct the vote:

0.

(iii)	Sole power to dispose or to direct the disposition of:

10,686,933 Common Shares.

(iv)	Shared power to dispose or to direct the disposition of:

0.

CUSIP No. 19425C100

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

(a)	Not applicable.

(b)	Not applicable.

(c)	Not applicable.

CUSIP No. 19425C100

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 15, 2024

By:	/s/ Ari Sussman
Ari Sussman

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